UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, DC  20459

                                            SCHEDULE 13D
                                          (Amendment No.1)
                              Under the Securities Exchange Act of 1934

                                    OTTAWA FINANCIAL CORPORATION
                                          (Name of Issuer)

                                    Common Stock , $.01 Par Value
                                   (Title of Class of Securities)

                                             689 389 104
                                           (CUSIP Number)

                               Mr. George P. Schwartz, CFA, President
                                  Schwartz Investment Counsel, Inc.
                                         3707 W. Maple Road
                                     Bloomfield Hills, MI  48301
                                           (810) 644-8500

                                           With a copy to:

                                        David M. Leahy, Esq.
                                      Sullivan & Worcester LLP
                                     1025 Connecticut Avenue, NW
                                        Washington, DC  20036
                                           (202) 775-8190

     (Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

                                 March 24, 1998
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

         Cusip No. 689 389 104
--------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         Schwartz Investment Trust on behalf of its series fund, Schwartz Value Fund (SVF), FEIN 31-6456713
--------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)      [ ]
                                                                (b)      [X]
                                                                        ---
--------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                        [ ]
--------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            181,500
NUMBER OF SHARES                    ------------------------------------------
BENEFICIALLY                        8.   SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON                         NONE
WITH
                                    ------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER

                                            181,500
                                    ------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER

                                            NONE
--------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                            181,500
--------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                           [  ]
--------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            3.4%
--------------------------------------------------------------
14.      TYPE OF REPORTING PERSON


                                            IV
--------------------------------------------------------------

         Cusip No. 689 389 104
--------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         Schwartz Investment Counsel, Inc. (SICI)
         Fein 38-2325495

--------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [ ]
                                                                (b)     [X]
                                                                        ---
--------------------------------------------------------------
3.                SEC USE ONLY


--------------------------------------------------------------
4.                SOURCE OF FUNDS

         WC
--------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                             [  ]
--------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

         Michigan
--------------------------------------------------------------
                                    7.      SOLE VOTING POWER

NUMBER OF SHARES
BENEFICIALLY
OWNED BY                                    121,020
REPORTING PERSON                    ------------------------------------------
WITH                                8.   SHARED VOTING POWER


                                            42,390
                                    ------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER

                                            121,020
                                    ------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER

                                            42,390

--------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                            163,410
--------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                           [  ]
--------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            3.1%
--------------------------------------------------------------
14.      TYPE OF REPORTING PERSON


                                            IA
--------------------------------------------------------------

         Cusip No. 689 389 104
--------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         G&G Partners Limited Partnership
         FEIN 38-2463857
--------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)      [ ]
                                                   (b)      [X]
                                                            ---
--------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

                                                            [ ]
--------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Michigan
--------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            175,540
NUMBER OF SHARES                    ------------------------------------------
BENEFICIALLY                        8.   SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON
WITH                                        NONE
                                    ------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER

                                            175,540
                                    ------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER

                                            NONE
--------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                            175,540
--------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                           [  ]
--------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            3.3%
--------------------------------------------------------------
14.      TYPE OF REPORTING PERSON


                                            PN
--------------------------------------------------------------

         Cusip No. 689 389 104
--------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         George P. Schwartz
         FEIN ###-##-####
--------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)      [ ]
                                                  (b)      [X]
                                                           ---
--------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            5,830
NUMBER OF SHARES                    ------------------------------------------
BENEFICIALLY                        8.   SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON
WITH                                        NONE
                                    ------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER

                                            5,830
                                    ------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER

                                            NONE
--------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                            5,830
--------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                         [  ]
--------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            0.1%
--------------------------------------------------------------
14.      TYPE OF REPORTING PERSON


                                            IN
--------------------------------------------------------------

         Cusip No. 689 389 104
--------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         Gregory J. Schwartz
         FEIN ###-##-####
--------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)      [ ]
                                                   (b)      [X]
                                                            ---
--------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

                                                            [ ]
--------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------
                                    7.      SOLE VOTING POWER

                                            2,200
NUMBER OF SHARES                    ------------------------------------------
BENEFICIALLY                        8.   SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON
WITH                                        NONE
                                    ------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER

                                            2,200
                                    ------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER

                                            NONE
--------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                            2,200
--------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                          [  ]
--------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            0.04%
--------------------------------------------------------------
14.      TYPE OF REPORTING PERSON


                                            IN
--------------------------------------------------------------

This amended statement on Schedule 13D is filed on behalf of Schwartz Investment Counsel, Inc., a Michigan corporation and a registered investment adviser ("SICI"), and related entities: Schwartz Value Fund, a series of Schwartz Investment Trust, an Ohio Business Trust ("SVF"), G&G Partners Limited Partnership, a Michigan limited partnership ("G&G"), George P. Schwartz, and Gregory J. Schwartz. This statement on Schedule 13D is filed relative to the acquisition of certain common stock, $.01 par value per share (the "Common Stock"), issued by Ottawa Financial Corporation, the holding company for Ameribank (formerly Ottawa Savings Bank, FSB), organized under the laws of the State of Delaware (the "Issuer").

ITEM 1.           Security and Issuer.

         Security:         Common Stock, $.01 par value per share
                             (CUSIP No. 689 389 104)

         Issuer:           Ottawa Financial Corporation
                           245 Central Avenue
                             Holland, Michigan 49423

ITEM 2.           Identity and Background.

The identity and background of SICI and related entities is as follows:

SICI is a Michigan corporation and a registered investment adviser engaged principally in the business of providing investment counseling services. SICI is an investment adviser to SVF and G&G. SICI conducts its principal business at, and its principal business address is, 3707 West Maple Road, Bloomfield Hills, Michigan 48301.

SVF is a series of Schwartz Investment Trust, a diversified open-end management investment company established as an Ohio Business Trust engaged principally in the business of investing in securities. SVF conducts its principal business at, and its principal business address is, 3707 West Maple Road, Bloomfield Hills, Michigan 48301.

G&G is a Michigan limited partnership engaged principally in the business of investing in securities. G&G Partners Limited Partnership conducts its principal business at, and its principal business address is, 3707 West Maple Road, Bloomfield Hills, Michigan 48301.

The general partner of G&G is G&G Management, a Michigan co- partnership engaged principally in the business of investing in securities. G&G Management conducts its principal business at, and its principal business address is, 3707 West Maple Road, Bloomfield Hills, Michigan 48301.

George P. Schwartz is an individual and a citizen of the United States of America whose business address is 3707 West Maple Road, Bloomfield Hills, Michigan 48301. Mr. Schwartz is a director, president and Chief Executive Officer of SICI and President of SVF.

Gregory J. Schwartz is an individual and a citizen of the United States of America whose business address is 3707 West Maple Road, Bloomfield Hills, Michigan 48301. Mr. Schwartz is President and CEO of Gregory J. Schwartz & Co., Inc., a registered broker-dealer headquartered in Bloomfield Hills, Michigan. Mr. Schwartz is also a director of SICI and Chairman of SVF.

During the last five years, none of the persons and entities  identified in this
Item 2 have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that either resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state security laws or found a violation with respect to such laws. None of the persons and entities identified in this Item 2 are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           Source and Amount of Funds or Other Consideration.

Although the reporting persons' beneficial  ownership has changed as reported in item 5 hereof, this amendment is filed to report the plans and proposals outlined to the Board of Directors of the Issuer on March 24, 1998 and not to report a purchase.

ITEM 4. Purpose of Transaction.

The Issuer's shares were purchased primarily for investment purposes. In addition, however, SICI and certain related entities, may take steps that it deems appropriate to enhance shareholder value, and attempt to increase the price of the Issuers shares. Such steps could include urging management and the Board of Directors of the Issuer to reduce expenses, close branches, modify management programs, initiate new operating procedures, re-purchase shares for the treasury, or seek out strategic opportunities including the merger of the Issuer with another financial institution for the benefit of all of the Issuers shareholders. SICI also may speak to other shareholders of the Issuer to communicate its concerns about the operations of the Issuer. In addition, SICI may talk to members of management or directors of other financial institutions to ascertain their possible interest in acquiring the Issuer at a fair and reasonable price for the benefit of all of the Issuer's shareholders. SICI and related entities have in the past, purchased meaningful equity interests in other savings institutions, banks and corporations not involved in the financial services industry. These holdings have exceeded, in some cases, five percent of the outstanding shares, and appropriate filings have been made with the Securities and Exchange Commission. In some cases, SICI has encouraged the Board of Directors to seek strategic opportunities including, but not limited to, pursuing mergers, and sale of the company for the benefit of all shareholders. SICI's past investments have included First Federal Savings of Kalamazoo (later merged into Standard Federal Bancorp), First Federal Savings of Lenawee (later merged into Standard Federal Bancorp), Peoples Bancorp and D&N Financial Corporation. In the case of D&N Financial Corp., SICI participated in a successful proxy contest, to elect two representatives to the Board of Directors. Subsequently, the Board of Directors of D&N Financial replaced several members of senior management, including the chief executive officer, which SICI believes was instrumental in the institutions subsequent improved profitability.

SICI has talked to management of the Issuer and expressed its concerns about the Issuer's level of profitability, expense controls and other related matters. In addition, SICI has expressed to management that it believes that management should immediately take steps to improve the Issuer's net interest margins, reduce the Issuer's expense ratio, and improve the Issuer's efficiency ratio. Also, SICI has expressed its belief to management of the Issuer, that if satisfactory progress cannot be made in these and other areas of operations in a reasonable period of time, the Board of Directors of the Issuer should seek merger or affiliation with a larger financial institution whereby economies of scale could be brought to bear. SICI also believes that if such an extraordinary corporate transaction were to be implemented in the future, it could be in the best interest of Issuer's shareholders, depositors of Ameribank, customers, employees, suppliers, and communities served.

On March 24, 1998 at the invitation of the Board of Directors of the Issuer, George P. Schwartz, CFA, attended a meeting of the Board of Directors. At that meeting, Mr. Schwartz recommended that the directors authorize an additional share repurchase program, and take steps in the immediate future to seek a merger partner, whereby economies of scale could be brought to bear, and shareholder value could be maximized, for the benefit of all shareholders.

At the meeting, Mr. Schwartz stated his view that economic and market forces had produced an unusual if not unique opportunity on which the shareholders of the Issuer could capitalize. He further stated that based on research by SICI, many larger financial institutions with greater resources than the Issuer, could be logical, suitable and willing acquirors of the Issuer at a price which would represent a substantial premium to the current market price of the Issuer's stock. In addition, Mr. Schwartz stated his view that shareholders of the Issuer could receive a substantial economic benefit from such a transaction, as well as employees, customers, depositors, suppliers and the communities served by the Issuer.

At the meeting of the Issuer's Board of Directors, Mr. Schwartz advised the Board that if the Board did not take action in connection with such a plan in 1998, he would consider seeking board representation by proposing his own slate of directors for a vote of shareholders at the April 1999 meeting of shareholders of the Issuer.

SICI, in the ordinary course of its investment management practice, has purchased shares of hundreds of other companies, as strictly a passive investor. It has held many issues for several years. SICI presently plans to hold the Issuer's shares for an indefinite period of time, but reserves the right to sell such shares in the open market or in privately negotiated transactions to third parties, without prior notification to the Issuer and without making a prior public announcement of same.

ITEM 5.           Interest in Securities of the Issuer.

     (a) (i) SICI is the owner of 163,410 shares of Common Stock of the Issuer, which constitutes 3.1% of the 5,311,911 shares of Common Stock issued and outstanding as of December 31, 1997.

     (ii) SVF is the owner of 181,500 shares of Common Stock of the Issuer, which constitutes 3.4% of the 5,311,911 shares of Common Stock issued and outstanding as of December 31, 1997.

     (iii) G&G is the owner of 175,540 shares of Common Stock of the Issuer, which constitutes 3.3% of the 5,311,911 shares of Common Stock issued and outstanding as of December 31, 1997.

     (iv) George P. Schwartz is the owner of 5,830 shares of Common Stock of the Issuer, which constitutes 0.1% of the 5,311,911 shares of Common Stock issued and outstanding as of December 31, 1997.

     (v) Gregory J. Schwartz is the owner of 2,200 shares of Common Stock of the Issuer, which constitutes 0.04% of the 5,311,911 shares of Common Stock issued and outstanding as of December 31, 1997.

     (b) With the exception of SICI, each of the entities has the sole power to vote, or to direct the voting of, and the sole power to dispose of, or to direct the disposition of, its shares of Common Stock of the Issuer. SICI does not have any power to vote, or to direct the voting of its shares of Common Stock of the Issuer. SICI has the sole power to dispose or to direct the disposition of and to vote or to direct the voting of 121,020 shares of its Common Stock of the Issuer, and shared power to dispose or to direct the disposition of 42,390 and to vote or to direct the voting of shares of its Common Stock of the Issuer.

     (c) Except as described below, none of the entities has effected any transaction in the Common Stock of the Issuer in the past 60 days.

                     Trade                    Price
Seller               Date            Shares  Per share      Broker

SICI                  03/04/98       250     $29.00         Paine Webber
SICI                  03/06/98       200     $28.75         Charles Schwab & Co.
G&G                   03/31/98       4200    $29.25         Instinet

     (d) Except for SICI, each of the entities has the right to receive or the power to direct receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock of the Issuer held by it. SICI does not have any right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock of the Issuer owned by SICI for purposes of this statement on Schedule 13D.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise), either (i) among the persons and entities identified in Item 2 or
(ii) between any of the persons and entities identified in Item 2 or any other persons or entities with respect to any securities of the Issuer (including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies).

ITEM 7.           Material to Be Filed as Exhibits.

                  Exhibit 1. The agreement relating to the filing of this joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and beliefs, each of the undersigned certifies that the information set forth in this joint statement is true, complete and correct.

                                            SCHWARTZ INVESTMENT COUNSEL, INC.

                                            /s/George P. Schwartz
                                            --------------------------------
                                            George P. Schwartz, CFA, President

                                            SCHWARTZ INVESTMENT TRUST ON BEHALF
                                            OF SCHWARTZ VALUE FUND


                                            /s/George P. Schwartz
                                            ---------------------------------
                                            George P. Schwartz, CFA, President

                                            G&G PARTNERS LIMITED PARTNERSHIP


                                            /s/George P. Schwartz
                                            ---------------------------------
                                            George P. Schwartz, Partner
                                            G&G Management - General Partner

                                            /s/George P. Schwartz
                                            ---------------------------------
                                            George P. Schwartz, individually

                                            /s/Gregory J. Schwartz
                                            ---------------------------------
                                            Gregory J. Schwartz, individually

DATED:  April 1, 1998


                                                                      Exhibit 1.

                                    AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Ottawa Financial Corporation or any subsequent acquisitions or dispositions of equity securities of Ottawa Financial Corporation by any of the undersigned.


                                            SCHWARTZ INVESTMENT COUNSEL, INC.


                                            /s/George P. Schwartz
                                            --------------------------------
                                            George P. Schwartz, CFA, President

                                            SCHWARTZ INVESTMENT TRUST ON BEHALF
                                            OF SCHWARTZ VALUE FUND


                                            /s/George P. Schwartz
                                            ---------------------------------
                                            George P. Schwartz, CFA, President

                                            G&G PARTNERS LIMITED PARTNERSHIP


                                            /s/George P. Schwartz
                                            ---------------------------------
                                            George P. Schwartz, Partner
                                            G&G Management - General Partner

                                            /s/George P. Schwartz
                                            ---------------------------------
                                            George P. Schwartz, individually

                                            /s/Gregory J. Schwartz
                                            ---------------------------------
                                            Gregory J. Schwartz, individually

DATED:  April 1, 1998